NEWS RELEASE
TSX Venture Exchange Symbol: SNV	January 6th, 2006

SONIC RETAINS RENMARK FINANCIAL COMMUNCATIONS

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange). On November 11th, 2005 the Company announced that it had entered into an agreement with Renmark Financial to provide services pertaining to a comprehensive investor relations program effective December 1, 2005 for a one year period. The Company confirms additionally that the payment terms of this Agreement are $5,000 per month subject to a 6-month trial agreement.

About Renmark Financial Communications Inc.
Established as one of the largest retail Investor Relations firms in Canada, Renmark was founded in 1999. The Company is a full service investor relations firm, specializing in corporate financial communications and investor relations to small, mid and large cap companies listed on all US and Canadian exchanges in North America. Renmark has no interest, directly or indirectly, in Sonic or its securities, or any right or intent to acquire such an interest.

About Sonic Environmental Solutions
Sonic is an environmental technology company marketing both the Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POPs), such as Polychlorinated Biphenyls (PCB), and the PCB Sonoprocessä technology for the chemical destruction of POPs. Sonic’s technologies are unique in providing a non-thermal, low-cost remediation solution to some of the most toxic contaminants and hazardous waste materials. Sonic’s treatment solutions are on-site and non-thermal.

The Company is certified under ISO 14001:2004 and OHSAS 18001:1999 for existing environmental operations. The Company has core proprietary technology relating to the use of sonic energy in large scale processes and expects to develop and commercialize other environmental and industrial Sonoprocess™ applications.

For further information about this News Release please contact Ms. Laura Byspalko at info@SonicEnvironmental.com or at (604) 736-2552. Please visit our website at www.SonicEnvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.